Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

29 December 2016

PRIMA BIOMED ANNOUNCES FIRST CLINICAL DATA

FROM COMBINATION OF IMP321 WITH ANTI-PD1

SYDNEY, AUSTRALIA – Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced interim data for its TACTI-mel (Two ACTive Immunotherapeutics in melanoma) clinical trial program for IMP321 in unresectable or metastatic melanoma patients. The Database Safety Monitoring Board (DSMB) confirmed that IMP321 is safe and well tolerated at the first dose level when used in combination with a PD-1 blocking antibody and dose escalation can continue as planned.

In this first-in-man combination Phase I study, IMP321 is combined with the PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®). Patients with unresectable or metastatic melanoma that had suboptimal or no responses to KEYTRUDA have been receiving IMP321 plus KEYTRUDA to help boost their immune responses and increase the tumour response rate to KEYTRUDA. Initial data show no safety concerns from the combination with IMP321 at 1 mg dosage. No drug related serious adverse events have been reported and the DSMB approved the continuance of the dose escalation as planned. The trial will now proceed to the next dose level of 6 mg.

Prima’s Chief Medical Officer, Dr Frédéric Triebel, said: “The majority of metastatic melanoma patients do not respond well to KEYTRUDA, a key reason being that their tumours are poorly infiltrated by activated T cells expressing PD-1. By introducing IMP321, a first-in-class Antigen Presenting Cell (APC) activator, these patients may now be able to repopulate their tumour with more activated T cells which are responsive to KEYTRUDA. So, by combining the effect of ‘pushing the gas’ with IMP321 and ‘releasing the brake’ with KEYTRUDA we propose a rational therapeutic approach to increase the response rate by further boosting anti-tumour CD8 T cells.”

Further data updates in terms of safety and activity could be expected throughout 2017.

About IMP321

IMP321, a first-in-class Antigen Presenting Cell (APC) activator based on the immune checkpoint LAG-3, represents one of the first proposed active immunotherapy drugs in which the patient’s own immune system is harnessed to respond to tumour antigenic debris created by chemotherapy. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com